iaNett International Systems Ltd.
Suite 301, 1281 West Georgia Street
Vancouver, BC V6E 3J5

NEWS RELEASE
August 14, 2002	Symbols: TSX Venture - INE
OTC - INEFF

iaNett International Systems Ltd. is granted conditional approval from the TSX Venture Exchange ("TSX") for reverse takeover with the Data Fortress Group.

Mr. Rick Thomas, President & CEO of iaNett International Systems Inc. is pleased to announce that the company has received conditional approval from the TSX Venture Exchange ("TSX") for the proposed reverse merger company, Data Fortress Technologies Group (2002) Inc. The acceptance dated August 7, 2002 is subject to certain conditions.

Subject to TSX approval and concurrent with the conditional approval requirements, a shares for debt settlement, in the amount of $917,000, has been negotiated at a deemed price of $0.10 per common share with the holder of a shareholder loan and the debenture holders within the proposed merger group of companies. The shareholder loan amount of $664,240 will be subject to escrow provisions.

Further, the Company has accepted the resignation of Mr. Marcus New as director and would like to thank him for his efforts and support over the past eighteen months. Mr. New, CEO of Stockgroup Information Systems Inc. ("Stockgroup") (NASD OTC BB: SWEB) is devoting all his energies and focus to the activities of Stockgroup. The Company is pleased to appoint two new independent directors of iaNett International Systems Ltd., namely Mr. Bruce McConnachie and Mr. Bill Kaleta.

Mr. Bruce McConnachie, a Certified General Accountant (FCGA), a Certified Financial Planner (CFP), and was made a "fellow" by CGA Canada. His service to the association includes serving as President of the CGA Association of British Columbia in 1993. Bruce is also a founding director of Global Securities Corp., ("Global") a full serviced regionally based brokerage firm with offices across Western Canada.

Mr. Bill Kaleta is a professional Security System Analyst, Researcher, Instructor, and Developer with over 16 active years in the information technology industry. He has designed and programmed award winning software and has had his software reviewed and written about in such publications as PCWorld and PC Magazine, along with a host of on-line technical publications. Since moving to the West Coast, he has spent over ten years in a myriad of programming shops throughout the Northwest, where he has been a program manager, head programmer, and instructor in the C and C++ languages. Previously Bill was director, CIO and lead programmer with CYPOST an NASD OTC BB company.

Mr. Thomas states, "We are pleased to have both Bruce and Bill join our board of directors as independents subject to clearance by the TSX as they both bring a wealth of direct skills and experience to our board as we move forward with the Data Fortress Group of companies. Messrs., McConnachie and Kaleta will each be granted 50,000 stock options at a deemed price of $0.10. Mr. Thomas continues, "the negotiated shares for debt settlement as described affords the Data Fortress Group of companies the opportunity to remove a material amount of debt from the balance sheets and strengthens the consolidated group of companies operations."

About The Data Fortress Group

The Data Fortress Technologies Group (2002) Inc. is a related mix of three subsidiary companies, Pacific Ram Distribution Ltd., Data Fortress Technologies Ltd. and Connect West Networks Ltd., collectively ("The Data Fortress Group"). The companies in this group have been in business for over 10 years with combined annual revenues in the $5 to $6 million range. The companies collectively provide wholesale manufacturing of equipment ranging from PC's to high-end Servers, data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, data storage services, co-location and managed services. It owns a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. The individual companies complement each other by facilitating the acquisition of technology equipment at wholesale prices, providing access to a broader customer base, and creating an environment for the seamless sharing of employee resources.

To receive information on the Company by e-mail, please forward your Internet address to info@ianett.com

Investor Relations Toll Free: 1-888-388-4636

ON BEHALF OF THE COMPANY

"Rick Thomas"

Rick Thomas, President and CEO

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.